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                              May 28, 2021

       J. Michael Daniel
       Senior Vice President and Chief Financial Officer
       Bassett Furniture Industries Inc.
       3525 Fairystone Park Highway
       Bassett, Virginia 24055

                                                        Re: Bassett Furniture
Industries Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 28, 2020
                                                            Response dated May
14, 2021
                                                            File No. 000-00209

       Dear Mr. Daniel:

              We have reviewed your May 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2021 letter.

       Response Letter dated May 14, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Analysis of Operations, page 17

   1. We note your response to comment 1 and reissue our prior comment. As noted in Item
                                                        303(b) of Regulation
S-K and SEC Release No. 33-8350, your results of operations
                                                        discussion should focus
on an analysis of your consolidated financial condition and
                                                        operating performance,
with segment data provided where material to an understanding of consolidated
information. Accordingly, please address the following comments related to your analysis of
operations discussion:

                                                              Revise your
disclosures in future filings to discuss year-over-year changes in net sales to external
customers, cost of furniture and accessories sold, gross profit and
 J. Michael Daniel
Bassett Furniture Industries Inc.
May 28, 2021
Page 2
              gross profit margin, and selling, general and administrative expenses on a consolidated basis exclusive of inter-company amounts.

                Revise your segment results disclosures to provide and discuss changes in net sales to external customers.
Notes to the Consolidated Financial Statements
Segment Information, page 62

2. We have reviewed your response to comment 6 and note that your presentation of wholesale sales by product category remains inclusive of inter-company
         sales. Please ensure that you disclose the amount of revenues from external customers for each product category. Show us what your proposed disclosure would have looked like for the historical periods presented. Refer to ASC 280-10-50-40 and ASC 606-10-50-5.
       You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
with any questions.



FirstName LastNameJ. Michael Daniel                            Sincerely,
Comapany NameBassett Furniture Industries Inc.
                                                               Division of
Corporation Finance
May 28, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName